[Letterhead of Cabela’s Incorporated]

January 6, 2015
VIA EDGAR TRANSMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jennifer Thompson, Accounting Branch Chief

Re:	Cabela’s Incorporated SEC Staff Comment Letter dated December 23, 2014 File No. 1-32227
Dear Ms. Thompson:
To follow up on the telephone conversation that our outside counsel had with Jason Niethamer on December 30, 2014, this letter is to confirm that we intend to respond to the above-referenced letter on or before January 26, 2015.
Please contact me at (308) 255-1888 if you have any questions regarding this letter.
Sincerely,

/s/ Ralph W. Castner

Ralph W. Castner
Executive Vice President and
Chief Financial Officer